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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
\
(Amendment No. )
Under the Securities Exchange Act of 1934

MAKO Surgical Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560879108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I Limited Partnership
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,188,312(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,188,312(1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,312(1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – Not applicable ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.76%(2)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 23,854 shares of Common Stock which would result if a warrant were exercised.
(2)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I (GP) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,188,312(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,188,312(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,312(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.76%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 23,854 shares of Common Stock which would result if a warrant were exercised.
(2)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I Quebec Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 418,664(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 418,664(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,664(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.67%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 8,404 shares of Common Stock which would result if a warrant were exercised.
(2)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital I (QGP) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 418,664(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 418,664(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,664(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.67%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 8,404 shares of Common Stock which would result if a warrant were exercised.
(2)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLII Co-Investment Fund NC Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 282,685
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 282,685
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,685
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.13%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLII (NCGP) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 282,685
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 282,685
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,685
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.13%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,889,661(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,889,661(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,889,661(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.56%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 32,258 shares of Common Stock which would result if a warrant were exercised.
(2)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumira Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,188,312(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,188,312(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,312(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) – not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.76%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 23,854 shares of Common Stock which would result if a warrant were exercised.
(2)	The percentage set forth in Row 11 is based on a total of 24,930,943 shares of Common Stock outstanding as of November 21, 2008 as disclosed in the Issuer’s Prospectus dated December 9, 2008.

Item 1(a).	Name of Issuer

MAKO Surgical Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

2555 Davie Road, Ft. Lauderdale, FL 33317

Item 2(a).	Name of Person Filing

This statement is filed by (i) Lumira Capital I Limited Partnership (“LCI”) with respect to shares of common stock $.001 par value per share (“Shares”) of the Issuer beneficially owned by it; (ii) Lumira Capital I (GP) Inc. (“LCIGP”) with respect to Shares beneficially owned by LCI; (iii) Lumira Capital I Quebec Limited Partnership (“LCIQ”) with respect to Shares owned by it; (iv) Lumira Capital I (QGP) Inc. (“LCIQGP”) with respect to Shares owned by LCIQ; (v) MLII Co-Investment Fund NC Limited Partnership (“MLII”) with respect to Shares owned by it; (vi) MLII (NCGP) Inc. (“MLIIGP”) with respect to Shares owned by MLII; (vii) Lumira Capital Corp. (“Lumira Capital”) with respect to Shares beneficially owned, or deemed to be beneficially owned, by LCI, LCIGP, LCIQ, LCIQGP, MLII, and MLIIGP; and (viii) Lumira Capital Management Corp. (“Lumira Capital Management”) with respect to Shares beneficially owned, or deemed to be beneficially owned, by LCI and LCIGP.

LCIGP, LCIQGP, MLIIGP, and Lumira Capital Management are wholly-owned subsidiaries of Lumira Capital.

As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 1,889,661 Shares representing in the aggregate approximately 7.56% of the outstanding Shares (if warrants were exercised) based on the number of Shares reported to be outstanding as of November 21, 2008, as disclosed in the Issuer’s Prospectus dated December 9, 2008.  Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

Due to their relationships with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) with respect to their beneficial ownership of the Shares.  The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the Shares held by any other Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal office of LCI, LCIGP, MLII, MLIIGP, Lumira Capital, and Lumira Capital Management is 20 Bay Street, 11th Floor, Suite 303, Toronto, Ontario M5J 2N8.  The address of the principal office of LCIQ and LCIQGP is 1550 Metcalfe Street, Suite 502, Montreal, Quebec H3A 1X6.

Item 2(c).	Citizenship

LCI and MLII are Ontario Canada limited partnerships.  LCIQ is a Quebec Canada limited partnership.  LCIGP, MLIIGP, Lumira Capital, and Lumira Capital Management are Ontario Canada corporations.  LCIQGP is a Quebec Canada corporation.

Item 2(d).	Title of Class of Securities

Common Stock, $.001 Par Value per Share

Item 2(e).	CUSIP Number

560879108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	LCI	LCIGP	LCIQ	LCIQGP	MLII	MLIIGP	Lumira Capital	Lumira Capital Management
Amount beneficially owned	1,188,312	1,188,312	418,664	418,664	282,685	282,685	1,889,661	1,188,312

Percentage of Class	4.76%	4.76%	1.67%	1.67%	1.13%	1.13%	7.56%	4.76%

Sole Voting Power	0	0	0	0	0	0	0	0

Shared Voting Power	1,188,312	1,188,312	418,664	418,664	282,685	282,685	1,889,661	1,188,312

Sole Dispositive Power	0	0	0	0	0	0	0	0

Shared Dispositive Power	1,188,312	1,188,312	418,664	418,664	282,685	282,685	1,889,661	1,188,312

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 3, 2009. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement filed herewith.

Lumira Capital I Limited Partnership, by its General Partner, Lumira Capital I (GP) Inc.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President & Secretary

Lumira Capital I (GP) Inc.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President & Secretary

Lumira Capital I Quebec Limited Partnership, by its General Partner, Lumira Capital I (QGP) Inc.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President & Secretary

Lumira Capital I (QGP) Inc.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President & Secretary

MLII Co-Investment Fund NC Limited Partnership, by its General Partner, MLII (NCGP) Inc.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President & Secretary

MLII (NCGP) Inc.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President & Secretary

Lumira Capital Corp.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President, Legal & Secretary

Lumira Capital Management Corp.

By:	/s/ Stephen Cummings	By:	/s/ Graysanne Bedell
Name:	Stephen Cummings	Name:	Graysanne Bedell
Title:	Chief Financial Officer	Title:	Vice-President, Legal & Secretary